OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 16th Floor

New York, New York 10281-1008

April 25, 2014

Via Electronic Transmission

Ms. Valerie Lithotomos

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. Lithotomos and Mr. Long:

Thank you for your comments, provided April 22-23, 2014, on the registration statement on Form N-1A for Oppenheimer Emerging Markets Innovators Fund (the “Registrant” or the “Fund”) (File Nos. 33-194049 and 811-22943) filed April 14, 2014. This response letter supplements our response letter filed on behalf of the Fund earlier today. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions the Fund uses in the registration statement and defined terms have the meanings defined therein.

1.	As of March 10, 2014, OFI Global has directly assumed certain organization and initial offering costs of the Fund, which are estimated at $88,298, and has also agreed to voluntarily reimburse the Fund for organizational and initial offering costs borne directly by the Fund, which are estimated at $20,700. Are the voluntary waivers of organizational and offering costs subject to recapture?

No, the voluntary waivers of organizational and offering costs are not subject to recapture.

The Fund hereby acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Commission staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the registration statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP